UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

Commission File Number: 001-35931

Constellium N.V.

(Translation of registrant’s name into English)

Tupolevlaan 41-61,

1119 NW Schiphol-Rijk

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐         No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐         No ☑

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This report on Form 6-K is being furnished for the purpose of providing, pursuant to the Indenture governing the 7.875% Senior Secured Notes due 2021 of Constellium N.V., a copy of certain financial information about Wise Metals Group LLC and Wise Metals Intermediate Holdings LLC. The attached quarterly financial reporting package is prepared in accordance with the reporting requirements under the Indenture governing the 8.75% Senior Secured Notes of Wise Metals Group LLC and Wise Alloys Finance Corporation due December 2018, and the Indenture governing the 9.75%/10.5% Senior PIK Toggle Notes of Wise Metals Intermediate Holdings LLC and Wise Holdings Finance Corporation due June 2019.

The information contained in this Form 6-K and its exhibits is not incorporated by reference into any offering circular or registration statement (or into any prospectus that forms a part thereof) filed by Constellium N.V. with the Securities and Exchange Commission, unless expressly referenced therein.

Exhibit Index

No.	Description

99.1	Quarterly Financial Reporting Package for Wise Metals Group LLC and Wise Metals Intermediate Holdings LLC, for the quarter ended September 30, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONSTELLIUM N.V.
(Registrant)

November 10, 2016	By:	/s/ Peter R. Matt
Name: Peter R. Matt
Title: Executive Vice President and
Chief Financial Officer Designate